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Document is copied.
Filed by First Virtual Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: CUseeMe Networks, Inc. Commission File No.: 000-21415

OPERATOR: Good evening, Ladies and Gentlemen, welcome to conference call. At this time, all participants are in a "listen only" mode. Later, we will conduct a question/answer session and instructions will follow at that time. If anyone should require assistance throughout the conference, please press "*" then "0" on your touchtone telephone. If anyone should disconnect and would like to rejoin the conference, please dial 1-800-982-3472, and as a reminder this conference call is being recorded. I would now like to introduce your host for today's conference, Mr. Hoyne of the Financial Relations Board. Mr. Hoyne, you may begin your conference.

JAMES HOYNE: Good afternoon, and thank you for participating in today's first quarter earnings conference call with management of First Virtual Communications. By now you should all have received a copy of today's press release. If you have not, please call my office at 415-986-1591 and we will fax a copy to you right away. During the course of this conference call, management may make projections or other forward-looking statements regarding the future events or financial performance of the company. We want to caution you that such statements are just predictions and actual events or results may differ materially. Please refer to documents, which the company files from time to time, with the Securities and Exchange Commission. These contain and identify important factors that could potentially cause the actual results to differ materially from those contained in the projections or forward-looking statements. With us today from management is Ralph Ungermann, Chairman and


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Chief Executive Officer; Randy Acres, Executive Vice President and Chief
Financial Officer; Ruth Cox, Chief Marketing Officer; and Jim Griffen, Executive Vice President of Product Operations. At this point, I'd like to turn the call over to Randy Acres. Randy, please go ahead.

RANDY ACRES (RA): Thanks, James. Good afternoon, this call will review First Virtual Communications' operating results for the quarter ending March 31, 2001. I will comment on some of the financial aspects of our results that were described in our earnings release. Then Ralph Ungermann, our Chairman and CEO, will comment on our focus for the future. Ruth Cox will discuss the status of our marketing activities and Jim Griffen will provide input on operational activities. Ralph will then summarize, and we'll conclude by taking questions from call participants. Revenue for the first quarter was $4.4 million, which is $5.7 million lower than 1Q 2000. Historically, the first quarter has been the most challenging for us. In the light of the economic slowdown, this quarter was particularly hard. Revenue from enterprise customers was $3.4 million, compared to $7.3 million in Q4 2000. Although we are retaining our enterprise customers, the slow economy is causing many of them to slow their purchase decision-making processes. This is certainly affecting our efforts in developing this customer base. Revenue from service providers was $1 million, a significant decrease from $2.9 million in Q4. From a product perspective, virtually all the dollar decline occurred in our Legacy ATM products. Click to Meet revenue was 30% of total revenue, compared to 18%


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last quarter. While Ruth will comment on the state of the market in greater detail, we are seeing that companies in our customer base are slowing their infrastructure spending. Which, in turn, is hurting our ATM infrastructure sales. Revenues from international customers represented 25% of total revenues, an increase from Q4's 17%. Gross margins were 41% of Q1, which were higher than the 36.6% margins reported in the 4th quarter of 2000. In consistent with our margin expectations, our revenue base of $4.4 million. In the first quarter, primarily due to the increase mix of Click to Meet, overall margins would have been 59%, excluding one-time adjustments to cost associated with ATM inventory utilization programs. Operating expenses increased to $10.4 million, including approximately a $400,000 charge for reduction of workforce that was described in today's earnings release. We incurred a spending level of less than $9 million for the quarter, but were unable to curtail our commitments to contractors and consultants, and various marketing and engineering programs as quickly as anticipated. By quarter end, however, we do believe that the necessary actions have been taken. This was reflected in our accounts payable balance at March 31. This balance declined by almost $1 million from year end 2000. Other income last quarter consisted of interest income in the amount of $316K. The loss in Q1 was $8.3 million, or $0.48 per share. $2.2 million higher than the $6.1 million loss, or $0.35 per share, in Q4 2000. Cash equivalents from short-term investments on March 31 totaled $18.4 million, a decline of $5.5 million from Q4 end. Cash declined primarily as a result of a Q4


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operating loss and an increase in the inventory level. The cash burn was partially offset by a decrease in receivables. Accounts receivable decreased by $4.3 million from $9 million at the end of Q4, and day sales outstanding remain steady at 89. We continue to focus on improving our receivables profile and have made significant progress when measured against the DSO of 139 only nine months ago. Inventory increased by $3.5 million. Primarily a result of finding inventory levels for substantial higher revenue volume. We expect to reduce inventories in absolute dollars in the coming quarter. While the past quarter is also very disappointing, we do remain optimistic about our longer-term prospects. More importantly, we are committed to doing those things in the short-term that will position the company for improved operating performance in the future. We are confident in our technology and we believe that the pending merger with CUseeMe Networks will result in First Virtual Communications becoming a stronger competitor in the rich media marketplace. I will now turn things over to Ralph Ungermann.

RALPH UNGERMANN (RU): Thank you, Randy, and welcome everyone. Obviously Q1 was a very big disappointment. As Randy stated, we had a very large slowdown in our ATM infrastructure business that we attribute primarily to the rapid slowdown in the networking infrastructure market. However, Click to Meet is the key product that can return our company to strong profitable growth. We have increasingly focused the company on Click to Meet opportunities. Last quarter we had several key wins that Ruth will describe in more detail. These wins were both in the service provider and


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enterprise market segments. We also had some problems with smaller, underfunded
CLECs and ASPs, and we have focused away from this segment. Furthermore, our Click to Meet customers have given us a clear understanding of key features that are required for large-scale deployment. We have therefore accelerated our next software release with focus on these critical features, and we expect to see the results of this release in Quarter 3. As Randy said, we have significantly reduced our expense run rate, and are continuing to aggressively pursue additional cost cutting. Jim will report that operations has improved the quality and availability of our products and services, however, our inventories are too large and we're concentrating this quarter on turning them into cash. Therefore, we are moving from a build-to-forecast process to a build-to-order process. Finally, we are moving aggressively to quickly complete the CUseeMe merger. We will be announcing the new organization shortly. We are focusing on revenue and gross margin growth, as well as operational efficiencies. It is clear that CUseeMe is great technology that will significantly enhance Click to Meet sales. For example, rich media calls can be scheduled using Microsoft's exchange server, in addition, our sales channel can significantly increase the sales of their IP [full end point?] conferencing unit, their core product. They also have a very powerful IP client for PCs that is the key to mainstream desktop rich media deployment. At this time, I would like to turn the meeting over to Ruth to talk about marketing.


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RUTH COX (RC): Thank you, Ralph. Good afternoon, I wanted to take this opportunity to discuss the results of our sales and marketing efforts for Q1. Q1 has historically been a slow quarter for First Virtual. Our traditional ATM projects business is cyclical, with the government and educational institutions our largest customers. These entities tend to do their planning in Q1 for purchases during the rest of the year, this year is not an exception. Additionally, we have little backlog coming from Q4, where we were able to ship the bulk of our orders. This quarter we had the additional impact of the economy on our ATM infrastructure business. Many deals which we expected to close in Q1 were pushed out, due to concerns about spending, during a tough quarter for most market segments. Also, we have shifted our focus to the marketing and sales of Click to Meet for the enterprise and service provider markets. Click to Meet is designed to provide a common user interface and management framework for rich media communications that can be delivered across any network infrastructure, including IP, ATM, DSL, and the public switch telephone network. The good news is that Click to Meet sales remains strong despite the elongated sales cycles associated with concerns about the economy. Looking for relatively constant from Q4 2000 to Q1 2001, with several new customers in both the service providers space and the enterprise space. The key win for First Virtual in Q1 is EDS. We've had tremendous success with EDS in the federal sector over the last five years, with revenues in excess of $10 million. EDS has tremendous strength in the integration, installation, support,


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and delivery of rich media communications technologies and services. Their choice of Click to Meet and First Virtual as their partner in the first ASP offering to the federal government is significant. EDS has purchased and installed a Click to Meet platform to deliver rich media communications services to a broad range of federal customers, many of which are already customers of EDS today. Video telephony, data collaboration, and streaming services will be offered as part of a total solution to be packaged by EDS for distance meetings, distance learning, human resources training, customer support, and electronic commerce. EDS will also sell Click to Meet enterprise systems to those federal agencies or departments that prefer to own and operate their rich media communications infrastructure. Because EDS has the Click to Meet-based video operations center, they will not only be able to deliver services to specific federal customers, they will be able to create a directory of federal customers and offer services to link disparate departments and agencies. EDS intends to become the nexus for rich media communications in the federal government using this strategy. First Virtual is confident that EDS can succeed with this program because of their extensive background in systems integration and rich media communications technologies. And because of their strong presence as a partner and supplier to the federal government. In addition, First Virtual and EDS have created a joint council to guide the sales and marketing activities of both companies to better capitalize on this opportunity. The experience and level of commitment of both parties to this endeavor increase the


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probability of success beyond that which has been achieved in the past. We have already engaged a number of potential customers for Click to Meet-based solutions as a part of this effort. As has been discussed in past conference calls, First Virtual generates revenue from an alliance such as this in a number of ways. Sales of Click to Meet systems to EDS for use in their video operations center, which will expand as the number of users grows. Our agreement with EDS also shares revenue with First Virtual on a per point, end point per month basis. Sales of enterprise Click to Meet systems with and through EDS. Sales of professional services to and through EDS for the network design, integration, and installation of Click to Meet systems and services. Click to Meet continues to gain acceptance in the enterprise systems market, with several new customers selecting the First Virtual solution to address their rich media communications needs. Although we are not at liberty to disclose the names of these customers, they are commercial accounts headquartered in both North America and Europe, and predominantly global in nature. Several of these accounts were secured through new powerful distribution channels, an important focus for enterprise systems sales effort. As an example, one of these enterprise customers, a leader in the customer relationship management software market, provides solutions to large- and medium-sized businesses. This company generated in excess of a half-million dollars in revenue for First Virtual, and will deploy Click to Meet to seven sites worldwide. We are excited to be working with this leading-edge enterprise customer such as


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this, and in the deployment of our next generation rich media communications solution. In a service provider market, we have extended our customer base in China and Europe, both high-growth markets for rich media communications solutions. In China, for example, we are working with China Telecom on a major, nationwide rollout of e-learning and e-medicine applications. We are also working with many of the provincial telephone companies to create a rich media communications infrastructure. Q2 looks to be stronger in sales of both ATM infrastructure projects and Click to Meet systems. Bookings for the month of April are better than average and should provide a good foundation for reaching this quarter's revenue objective. Going forward, we believe the merger with CUseeMe Networks will afford us a number key opportunities. One is the rapid expansion of our product features by the combination of Click to Meet and CUseeMe's videoware. As a part of the merger, we are also looking at a reorganization of sales and marketing teams, with more focused efforts on the support of key channels and named accounts. Clearly, we will have a broader market reach by combining the two companies efforts, especially outside North America. I will now turn the call over to Jim Griffen, our Executive Vice President of Product Operations.

JIM GRIFFEN (JG): Thanks, Ruth. I'm going to discuss our current progress in engineering, manufacturing, and the customer support organizations, and I'm going to talk about the CUseeMe merger. First of all, in engineering we're continuing to focus on Click to Meet development. We're adding features to ease


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deployment and use for ATM and IP environments. Our objective here is simple, it's to make videoconferencing as easy to use as the telephone. We're developing specific functionalities requested by our major customers where the potential exists for large-scale deployment. And, we're devising the technical strategies for integrating into existing and future network topologies. An example of this is technologies for effectively operating in firewall protective local area networks. Let me talk about India for a moment. We've almost staffed to our first target level, we now have 13 employees on site in [Hydrobad?], India. Three engineers have been to our Santa Clara site for training and three more are on the way. The first three that were here were very excited about our company and about the technologies here, and they brought that excitement back to India. The contract for the new Indian facility has been signed and we'll move into that facility within the next two to three months. The Indian engineers are already successfully providing support for our ATM products. India will be our lead site for network management systems development. Let me talk for a moment about the merger with CUseeMe in the engineering area. Jointly we have designed a combined engineering operation. We have reviewed products, technologies, and road maps, and are now forming the combined product plans. Geographically, development will occur in France, New Hampshire, California, and India, and the communications processes are already in place to support this global technical operation. The technical workforce for our products will double on the day of the merger. This isn't like


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hiring new employees into an existing company, there will be no learning curve here. This is a combination of similar and complementary skills in identical product areas. We will immediately have critical mass in our development capability on the very first day of the merger. Let me talk about manufacturing. In Quarter 1, we shipped greater than 99% of the available orders and of good manufactured quality. Inventory did rise during Quarter 1, we were in a build-to-forecast environment. For Quarter 2, with less forecast visibility due to the economy, we will use inventory on hand to service orders with the objective of converting inventory to cash. The combined company manufacturing strategy has been developed, and as a result there will be efficiency improvements in the new company. A few comments on customer support: In Quarter 1, we provided a good level of customer support, with improved responsiveness to our customers and/or key partners. We're focusing on improving our administrative processes and controls for contract management, and on building our service operation as a growing source of revenue. The combined company support organization offers a more effective geographical footprint and extended hours of support coverage. We are in the process of designing an on-line corporate support system to seamlessly link all of these support sites. Let me make a comment or two on our internal quality management systems, we're making excellent progress in developing our corporate quality system. Our quality teams reviews and key performance efforts are being developed and currently being deployed. So in summary, combined technologies,


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products, organizations, geographies, and people of First Virtual Communications and CUseeMe fit very well together. They combine in a synergistic manner, and will produce significant economies of scale. I look forward to being a part of this new, more competitive company. Thank you. Now, back to Ralph.

RU: Thank you, Jim. I'd like to summarize very quickly, Q1 was a huge disappointment. Nevertheless, we see it as a clear bottom. We also see a bright future for Click to Meet, as evidenced by the big EDS win, and its proven benefit at cutting travel costs and improving productivity. Click to Meet is a rich media communications application that can prosper in a down economy. At this point in time, it's extremely difficult to give financial guidance, primarily because we're in the middle of this major merger. We are working on a new combined business plan, and will be able to share with you our objectives in the new future. I'd like to end by telling you what really excites me most about Click to Meet and its future. As I hope you know, Click to Meet is an integrated, end-to-end, certified rich media communications application. As such, it's much easier to deploy and use than the traditional, complex, expensive integration projects of the past. Rich media means combing voice and video telephony, web conferencing, document sharing, streaming into an integrated form of communication. CNBC's squawk box is a perfect example of rich communications in action. On my desk is Click to Meet. I can go to it, go to my buddy list, easily set up a rich media call, and instantly be face-to-face sharing documents. For example, with our Sales VP in Connecticut. I have great video,


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30 frames per second, great audio, all over the public internet. So it's a free call. All you need is broadband access to the internet and Click to Meet. I call him so often and the quality is so good it's easy to forget he's 3,000 miles away. This truly has to be the future. With that, we'll turn it over back to Randy.

RA: Thanks, Ralph. That concludes our prepared remarks. Operator, if you could please poll for questions.

OPERATOR: Thank you, Sir. At this time, if you have a question please press the "1" key on your touchtone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the "#" key. If you're on speakerphone, please lift the handset before you ask your questions. One moment for our first question. Our first question comes from Jim Stone of [Stuffel?] Nicholas.

JIM STONE: Good afternoon, folks. Ralph, before we ran into this unfortunate quarter, you were looking to go to profitability pretty quickly with CUseeMe. I wonder if you could share with us some of the assumptions that helped to guide you to that judgment, and then how some of those assumptions which and how they may have changed with what's happened this quarter?

RU: Well, I think it was based on a number of issues. One was that we see we can combine two companies with two strong product lines and achieve some very significant operational efficiencies. We also, because there's a lot more software content in both Click to Meet and their products, we expect to see increasing gross margins. At the same time, we can see, as I said, some


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operational efficiencies. None of that was really changed by the ATM slowdown particularly.

JIM STONE: Could you be a little more explicit in where and how you say the operational efficiencies? Are they such that you might be cutting back in certain departments? Or you might be getting increased sales?

RU: Yes, we're focused on increased sales for sure. As I mentioned, their core product is an IP multi-point conferencing unit (MCU) and we have a channel that can move at a much higher volume. So we think we can take that product, for example, and increase sales. At the same time, they have a number of features that will enhance Click to Meet and will increase the sales of Click to Meet. So we see growth in combining the products and channels for sure, as well as the gross margin. Yes, we are going to merge the two companies together and there will be reductions as we do the merger. Our goal is to still go for profitability as fast as we can through increases in revenue and gross margin as well as cutting the expenses of the combined companies.

JIM STONE: The two expenses as they stand now for the company, what sort of reduction would you expect to see in the combined total?

RU: We're still working on that, and as I said, we're trying to put a combined business plan together, we've made a lot of progress obviously. We've done a couple of turns on it, but we are fine-tuning it and we'd expect to be able to share that with you in the relatively near future.


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JIM STONE: OK, thank you.

OPERATOR: Thank you, Sir. Our next question comes from Victor Patton of Ryan Beck and Company.

VICTOR PATTON: Good afternoon, all. Couple of questions for you, if I could. Were product returns at all an issue this quarter, more so or as opposed to previous quarters?

RU: As I mentioned in my comments, we had some issues with smaller CLECs and smaller ASPs, underfunded ASPs. So we took some returns in that space. We also spent a lot of time over the last year developing some of those opportunities. Very much focused onto well-funded service providers at this point.

RA: If I can add to that, Vic, this is Randy, overall returns or credits were significantly less this quarter compared to the last three quarters. That speaks to the effort that Jim and his team are doing on customer support and also to the types of customers that we're selling to.

VICTOR PATTON: Is it possible then to maybe get an understanding as to how some of the companies you've announced in the past are ramping the Click to Meet solution? We've had a lot of names, a lot in Europe, Ideal Technology Solutions over here in their partnership with [Annex?]. Could you pick one, two, or a couple of those and maybe just talk about how that's ramping? What the issues are and maybe why we're not seeing some of the growth that certainly I had anticipated with some of those signs?

RC: Well, starting in Europe, if we look at WinTel Communications, or [WIND?] in Italy, they are starting to ramp and we should see evidence of that in the near future. There are


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a number of other companies that are just getting off the ground and getting their marketing programs together and starting to roll out the service. AT&T is heavily engaged with beta customers and hopefully they'll be talking more about their plans in the near future. We are very optimistic about this relationship with EDS, in particular because of their experience in rich media communications. I do think that may have been an issue with some of the companies that we engaged with in the past who perhaps had experience with transport services which really didn't have the level of knowledge about rich media communications that a company like EDS brings to the table.

VICTOR PATTON: Thank you. And, Randy, if I could, earlier on you made a comment I missed about inventory levels. At the $10 million are we looking at raw materials, finished product? Is it reasonable to assume that that's going to be worked down to a more normalized level over the next quarter?

RA: Absolutely. Most of it is at the finished good level. The comment that I had made was that, and Jim had made as well, is that we built to a forecast that was a little bit higher than what we had done. So that's the inventory as a result of that. But we truly believe we'll sell it. We're not purchasing inventory now until we have a firm order and we're working hard to finish the sales that we started last quarter and get the inventory out as quickly as possible.

VICTOR PATTON: And, if I could, a last question. Ralph, last quarter you made a pretty affirmative statement about having a standing order to buy. Stock, that is. I didn't see any trades


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executed. Can we assume that order stands and that we might see some activity moving forward here? Can you address that a little bit?

RU: Yes, that order stands. In fact, I'm increasing it, but I still am prohibited from selling when we have, when I'm under...

VICTOR PATTON: Hopefully buying not selling.

RA: We have self-imposed quiet periods where we don't enable people to buy shares. During those times, Ralph is not able to buy.

VICTOR PATTON: But we apparently went through a full three-month cycle where there were no, where Ralph was not in the position to execute an order.

??: Due to the merger.

RU: Due to the fact that if there's any insider information, I can't buy obviously. We didn't open the window for that reason last quarter.

VICTOR PATTON: Can we expect then that in Q2 the window will be opened at some period to give you an opportunity to take advantage of your order?

RU: I certainly hope so.

VICTOR PATTON: Thank you.

OPERATOR: Thank you, Sir. Our next question comes from Norm Hale of A.G.
Edwards.

NORM HALE: Hi, how ya doing?

??: Good.

NORM HALE: That's good. Can you guys give us any sort of guidance as to this quarter? You indicated that the month of April so far


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looked like it was on track. What are you guys looking for the entire quarter as far as revenues?

RA: Norm, as Ralph had indicated in his comments, we're not going to provide any guidance, given the state of the economy. It just doesn't seem appropriate at this point. As well as the fact that we're still heavily involved in the merger.

NORM HALE: All right. A question for you. As far as the EDS agreement, do you think this is the biggest and most positive thing that has occurred for the company in, say, the last 12 months?

RC: Well, I hate to say that, I hate to diminish some of the other opportunities that we have, especially with companies like AT&T, but I will say that we've had a very excellent relationship with EDS in the past and very successful together. All of the indications are that this is going to be a huge success.

NORM HALE: Is there anybody that can compare the AT&T business versus what EDS could generate?

RC: Well, I think that the comparison really has to do with the fact that AT&T is the largest supplier of ISDN-based video services today. They have 58% of the market. They are very aggressively pursuing, in particular the commercial enterprise market, with their services. I think they have a tremendous opportunity to exploit that market position and extend their tentacles, if you will, into the IP and ATM and frame relay and DSL space with these services. So I think there's tremendous potential there, so that's why I said I didn't want to diminish their potential. On the EDS side, however, what's interesting is


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that they are not just targeting the federal government, although that is their primary market currently. They are looking to offer services to the commercial market space. Their strength is really as a systems integrator. They come at the problems, if you will, or at the opportunity from a different perspective. Both are important and both we expect to be very successful.

NORM HALE: OK. Is there any difference between the two as far as the sales cycle? I mean, AT&T is using your product, they're doing quite a bit of beta testing. Can you comment about that, as far as sales cycle between these two?

RU: This is Ralph. Let me just add a couple things about AT&T and EDS or service providers in general. We've had a very long relationship with EDS and they have been selling our systems for a long time. Their sales cycle was also very long here. Anybody that's going to offer a service has to have a very, very good business case to take to their management team to go into this area. What's unique about EDS is that they are, of course, a system integrator that is moving into the ASP business. Very well-funded one with lots of experience. As Ruth said, they have the focus not only on selling it as a service but also selling it to government organizations who want to buy systems and operate their own. So it's a big opportunity from both of those points of view. It's both a systems sale to them for running their XP as well as a revenue sharing that Ruth talked about. It's pretty exciting at that point of view. As Ruth said, AT&T is a very big telecom. They move carefully because they roll this stuff out. They roll it out to work and to really scale. So we've been


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working very hard with AT&T over a long period of time to give them the right features that they need in a network to be able to scale and be very highly available. So they're both complex sales and we're looking forward hopefully to reaping the rewards of this long sales cycle.

NORM HALE: Are there any other potential customers of this magnitude that you guys are talking to?

RC: We're engaged in dialogue with a number of other companies that we hope to be able to discuss in the near future.

??: We've mentioned China Telecom for example. And WIN which is the second largest operator in...

RC: In Italy.

??: In Italy. Really with Europe-wide operations, big company. We have a lot of them that we're pursuing.

NORM HALE: Thank you very much.

OPERATOR: Thank you, Sir. The next question is a follow up question from Jim Stone of Stuffel Nicholas.

JIM STONE: Earlier you spoke a little faster than I could write. You said for Click to Meet it was 30% of revenue for this quarter versus how much last quarter?

??: 18%.

JIM STONE: And when you translate it to dollars, what?

??: The dollars last quarter were roughly $1.8 and this quarter roughly $1.3.

JIM STONE: To what would you attribute that fall off? Is that the economy? Seasonality? What sort of issues?

??: I'm sorry, the drop off?


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JIM STONE: Yeah.

??: In the absolute number of customers that were Click to Meet customers increased from quarter to quarter. If you remember the sale we mentioned in the fourth quarter was one of significance from AT&T. So if you look at it absolute, if you [normalize?] for AT&T, we actually would have [done?] gone pretty well on the Click to Meet. But, again, I think the key is that we had more customers this quarter than we did last quarter.

RC: The other thing really has to do with bookings, too. I mean, my bookings were fairly equivalent. It was the actual shipments and billings that were different.

JIM STONE: Going forward, would you expect Click to Meet to sequentially increase throughout the year?

??: Uh, yes.

JIM STONE: In terms of the hardware and neglecting the impact of the CU merger, would you expect hardware ever to obtain the percentage of sales it was? Or will that be in a decrease?

??: Click to Meet has hardware sales associated with it. When we sell Click to Meet, it includes things like MCUs and databases. It's run on hardware engines and our gateways, for example. So we will continue to have hardware as a component of Click to Meet. The ATM infrastructure will probably continue to decline over time. Although, we're still supporting ATM very substantially. Click to Meet supports ATM. We have a very strong program to exploit ATM, continue to exploit ATM, because we have so many customers in that space.


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RC: I would add to that that the issue with the decline in the ATM infrastructure business this quarter really is a seasonal issue. So although we may see declines from a seasonal perspective, I still think that we will perform better in the next couple quarters than we did in this quarter, which is traditionally a lower revenue quarter for those types of customers, the infrastructure customers.

JIM STONE: Looking at the ATM decline, proportionally was there any shift between services and enterprise sales? In other words, I'm trying to understand which may have been weaker. Was the falloff all in enterprise or was it all off in service? Or proportionally to the relative sales in the two channels?

??: It probably landed more towards the enterprise side, Jim, versus the service provider side.

JIM STONE: By the adjectives that you're using, it doesn't sound like it was really a major slip in the IT relative to the service. What I'm trying to think of is, you know, everybody else keeps talking about IT hitting a brick wall, and that just drying up completely. I'm wondering if, from your language, I assume that's not your case.

??: Actually, I commented that due to the IT groups slowing down their purchases, that's one of the reasons that we've seen ATM drop.

JIM STONE: Right, but you're also saying you saw enterprise, uh you saw service provider drop as well.

??: Right, we saw both enterprise and service provider drop, but on a percentage basis the enterprise's was greater.

JIM STONE: Gotcha. OK, thank you.

OPERATOR: Thank you, Sir. Our next question is a follow up question from Victor Patton from Ryan Beck and Company.

VICTOR PATTON: Ruth, if you could help me, I'm still trying to understand the relationship with PolyCom, because they certainly seem to be the folks most visible in trying draw the growth of the space. As an example, they're fond of talking of a large pharmaceutical they're doing business with on a number of end points. In the hundreds they've deployed within the organization. In that particular case, would PolyCom also talk to that organization about a deployment of Click to Meet in conjunction with a couple hundred end point deployment within their enterprise? Or is that something that you would independently need to work on getting in there and then selling that solution?

RC: Well, first of all, Click to Meet manages the PolyCom end points just as it manages end points from other manufacturers. So any PolyCom installation of end points is a Click to Meet opportunity. PolyCom tends to take an independent approach to management solutions that might work with their end point, so they don't usually go out and promote one over the other. So it's really up to First Virtual and First Virtual's channels to work with those customers where PolyCom end points are present to show them the value of the Click to Meet solution as an umbrella management platform and application software framework.

VICTOR PATTON: So it is a question of PolyCom really just being agnostic in terms of how their system is managed? Or are they more specifically pushing maybe some of their own offerings or some of their own technologies?

RC: Um, PolyCom does not have a similar offering to Click to Meet today. So they're not pushing their own solution. As a matter of fact, I think that they've taken the stand of being an agnostic, just like Court Network, their MCU component of their infrastructure or systems component now takes an agnostic approach as well. I think that that's the nature of their business, that's what they're focused on. They work with many different partners and we are present with PolyCom in many accounts with Click to Meet.

VICTOR PATTON: I was curious, reading today's announcement, they announced a broadband initiative with Excite @ Home, and that looked like it was going toward the residential market, which I thought was a little premature.
Would that be the type of effort you might be in cooperation with PolyCom?

RC: I wouldn't say that that specific opportunity is one that we've been engaged with, but clearly we have an opportunity to address the residential marketplace with our software [Kodak?] or our software end point solution. In particular with the CUseeMe merger, they have a strong presence in the consumer market. They have a strong brand in the consumer market. It is our expectation that we'll be working similar types of opportunities as you saw PolyCom announce today.

VICTOR PATTON: Do you fear at all, that will PolyCom's acquisition of Accord and now your merger that the two of you could be viewed as having competing products in the same space?

RC: We have very complementary products still to this day and are working very closely with our partners. Nothing's really changed as a consequence of the merger in terms of our relationship with Accord for example.

VICTOR PATTON: OK, thank you.

OPERATOR: Thank you, Sir. Our next question comes from E. Holmstead of H.C. Wainwright.

GENE HOLMSTEAD: Hi, guys, it's Gene Holmstead here. I was wondering about, since you've had these returns in the quarter if there was any chance that there could be a write-down of inventory in the future?

??: Well, our sales and receivables and inventory's net of any reserve associated with those potential actions. We feel that we're adequately covered for those things.

GENE HOLMSTEAD: What's the quality of the receivables right now on your balance sheet?

??: I think quality's very good, probably greater than 60% is less than 45-50 days. So we feel the quality is very good. We feel we'll collect it all.

GENE HOLMSTEAD: OK, thanks.

OPERATOR: Thank you, Sir. Our next question comes from Ellsworth Davis of UBS Paine Webber.

??: Hey, Ellsworth.

ELLSWORTH DAVIS: Hey, hi guys. I have a couple, actually three questions, let me ask them one at a time. The first is, is there any possibility this merger could be in trouble because of this quarter?

??: Let me address that. No, I don't think so, folks. I'd see this as a big strengthening of their company and there is no talk whatsoever of changing our direction.

ELLSWORTH DAVIS: I'm presuming they know how the quarter went and didn't try to run for the door?

??: Yes, they understand how the quarter went. The future is the combined IP-focused Click to Meet videoware solution of the two companies. So, no, we both see that we'll be in a much stronger position together than by ourselves.

ELLSWORTH DAVIS: It really does look like an amazing fit. Second question: Our largest investor is represented on your board. How are they feeling about results and has it been at all helpful in helping Ruth and others in developing business?

??: Our largest investor, of course, is Paul Allen's [Role Conventures?] and Ed Harris is a board member of the company. They are a very supportive company. They have Click to Meet, in fact, and we are in the process of rolling out deeper into their organizations. We believe we have an excellent opportunity to go in partner with a number of their important properties like Chartered, the cable company. So we're very pleased to have them as a major investor.

ELLSWORTH DAVIS: My third question, I'm not trying to [skirt?] this issue, was being specific. But Ruth mentioned a new customer of $500 million dollars, not $500 million dollars, $500,000, and I wondered over what time period is that?

RC: That was the initial deal. That was the deal that we closed last quarter, in excess of half-million dollars.

ELLSWORTH DAVIS: Is that over six months?

RC: No, that's what I'm trying to say. That was what they purchased.

ELLSWORTH DAVIS:  Was that shipped?

??: Shipped and recognized in the first quarter.

ELLSWORTH DAVIS: That was a brand-new client?

??: Yes.

ELLSWORTH DAVIS: Thank God. Then the other question is, I think again it was Ruth who referred to saying that the way business [??] would be able to beat our revenue objective. But I don't hear us being willing to identify what the revenue objective is?

??: I'll just try to paraphrase what Ruth had said, is that the bookings for the month of April are ahead of schedule or as scheduled. We should be able to meet our objectives as we go forward. There was no specific identification of what our number was.

ELLSWORTH DAVIS: But clearly you have written objectives? You don't beat an objective unless you have it.

??: We clearly have financial plans that we're trying to execute to. We're focused very hard on that. We've talked about them from cost-cutting measures, managing the balance sheet and cash, to the things that we're trying to achieve from revenue and profitability.

ELLSWORTH DAVIS: I certainly wouldn't blame you for being a little gun shy about laying revenue objectives out on the table, but I must say many of the companies that we follow have been very straightforward trying a projection, even when the numbers are really quite horrible because of the environment that we're in. No need to comment on that, I just...

RU: Well, let me comment. The point I tried to make in my summary was that certainly the economy makes it hard to predict and every company's saying that. We could make a guess but it's hard to guess. But the real issue is we're in the middle of a merger and spending a lot of time putting together a different plan, so it just doesn't make any sense to do that.

ELLSWORTH DAVIS:  Thank you.

OPERATIONS: Thank you, Sir. Our next question is a follow up question from Jim Stone of Stuffel Nicholas.

JIM STONE: Ralph, you mentioned earlier about being able to talk to your sales manager 3,000 miles away on a standard internet connection. Or was this a non-standard? I'm concerned or curious about the QOS issue and how many hops you actually make getting to the other side?

RU: Yes, what we have in that particular case is they have DSL. Symmetrical DSL in support. 3.25 Kb calls simultaneously for their video and we have a T3 coming out of here and goes in through, what's that ??? Global Center. If you so much been within the backbone of the public internet, if you could get through the last mile with quality, which you can with DSL and with T3s the quality is astoundingly good over the ordinary public internet backbone. At most, about 99.9% of the time. You get a hit here or there or whatever, and as this application starts to really deploy we could of course clog that backbone.

Service providers want, not the free internet, but the service providers want to fill up all this investment they've made in bandwidth with an application. We haven't had one that can do that. So as we do that, I suspect the public internet will continue to get clogged and you'll tend to use intranets or things like internap and other mechanisms for getting good bandwidth and good QOS in the backbone of the internet.

JIM STONE: You wouldn't happen to know how many hops your particular circuit is, would you?

??: No, but it's probably very few. It's a major DSL supplier in Connecticut and we're tied to T3 right on the Global Center backbone. It probably does the best hop, best route to...

JIM STONE: I'm just wondering where the two circuits, as it leaves your place and leaves your sales guy's place, where those two circuits actually end up?

??: You know, you can certainly get into situations where you have congestion in the connection into the backbone, and you can get congested backbone times, as well. It's just amazing how much, how well it works on the public internet. We actually use it to demo to customers. I'll be sitting here in my office and I'll be getting a call and it'll be somebody who walked in with a laptop, you see him plugged it into their internet and used our Click to Meet.net offering. So it's an extremely nice way to demo the product and let people actually try it out as well.

JIM STONE: Have you tried it from a DSL or a cable modem from home?

??: Yeah, we have DSL and cable modems as well. We're hooking up board members and employees, and we have a number.

JIM STONE: I'm thinking more of a circuit which is a DSL from your end to a DSL at his end? How those pictures are coming through?

??: Again, that would be a function of what DSL supplier/provider you have.

??: Jim, what we have done, the DSL-to-DSL coverage it's actually quite good. Not the same quality that Ralph is speaking of from his T3, but DSL-to-DSL is still pretty good. Cable modems, because it's not the same speed, you don't get as good coverage. So DSL's a better solution.

JIM STONE: OK, thank you.

OPERATOR: Thank you, Sir. Our next question is a follow up from Gene Holmstead of H.C. Wainwright.

GENE HOLMSTEAD: Hi, I was wondering about some of the expense cutting that you're doing. Specifically, how much did you reduce your workforce by and what is it at currently?

??: We began the quarter with roughly 190, between 190 and 195. We ended the quarter at about 150. That includes any contractor consultant that we have. So a net of 40-50 physically people. Some that were regular employees and some that were consultants or contractors. As of today, we're hovering between the 140-150 range.

GENE HOLMSTEAD: Do you expect further cuts in the second quarter?

??: Um, as part of the merger we're obviously looking at synergies and where things are identified, there could be some additional reductions.

GENE HOLMSTEAD: Can you give us more detail on other cuts you're making and kind of what your target is? When do you expect to achieve profitability?

??: Are you asking relative to the merger? Or relative to First Virtual?

GENE HOLMSTEAD: I'm talking about just First Virtual.

??: OK, in the case of First Virtual, we had indicated that we were trying to get to a spending level of less than $9 million. We believe we've taken action to do that from [??] our contractors and our consultants and employees, and we're continuing to focus on all discretionary spending, as well as capital spending, to minimize that. Right now, I'm pretty much reviewing all of the purchases prior to them taking place.

GENE HOLMSTEAD: So you're saying less than $9 million in total quarterly expenses?

??: Yes.

GENE HOLMSTEAD: But you're not willing to give any expectations on revenues for the next couple quarters?

??: No.

GENE HOLMSTEAD: Could you give us an idea on maybe bookings that you've had the close of the quarter?

??: As Jim indicated, we shipped 99% of the orders that we had.

GENE HOLMSTEAD:   OK, thanks.

OPERATOR: Thank you, Sir. Once again, if you have a question, please press the "1" key on your touchtone telephone. Sir, there are no more questions in queue, I would like to turn it back to management for any closing remarks.

??: Thank you for participating, that does conclude our call for today. We look forward to your continued support. Thank you.

OPERATOR: Ladies and gentlemen, this concludes today's program, thank you for participating in the FBC's Conference Call, you may now disconnect. Good day. Good bye.

WHERE YOU CAN FIND MORE INFORMATION

Investors and security holders are urged to read the Proxy Statement/Prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The Proxy Statement/Prospectus will be filed with the Securities and Exchange Commission by First Virtual Communications, Inc. and CUseeMe Networks, Inc. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The Proxy Statement/Prospectus and these other documents may also be obtained for free from First Virtual Communications, Inc. and CUseeMe Networks, Inc.

First Virtual Communications, Inc. and CUseeMe Networks, Inc., and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of First Virtual Communications, Inc. and CUseeMe Networks, Inc. with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in First Virtual Communications, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 30, 2000 and CUseeMe Networks, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 28, 2000. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from First Virtual Communications, Inc. and CUseeMe Networks, Inc.